

November 1, 2012

Via E-mail
Mr. Richard F. Fitzgerald
Chief Financial Officer
TechPrecision Corporation
3477 Corporate Parkway, Suite 140
Center Valley, PA 18034

  Re: TechPrecision Corporation
    Forms 10-K and 10-K/A
    Filed July 16, 2012
    File No. 0-51378

Dear Mr. Fitzgerald:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K/A filed July 16, 2012

Management's Discussion and Analysis, page 16

Results of Operations, page 20

1. You state, "Gross margins during fiscal 2012 were lower due to the erosion of substantially all estimated gross profit plus $2.4 million of contract losses incurred on new first article production and prototyping at Ranor." However, you do not discuss why gross profit dollars have eroded, nor do you explain the increase in cost of sales for fiscal 2012. Please advise and revise future filings accordingly.

Liquidity and Capital Resources, page 22

2. We note from page F-13 that costs incurred on uncompleted contracts and billings on uncompleted contracts each increased 37% during fiscal 2012, compared to an increase in

sales of only 3%. Please tell us and revise future filings to: i) explain the reasons for the increases in these accounts; and ii) quantify how much of the costs incurred on uncompleted contracts at March 31, 2012 and June 30, 2012 were subsequently billed and collected.

Debt Facilities, page 23

3. You disclose that in connection with the Eleventh Amendment to the Revolving Note that the leverage ratio covenant remained in effect. Please tell us and revise future filings to disclose your actual leverage ratios at March 31, 2012 and June 30, 2012. We note from page 11 of the June 30, 2012 Form 10-Q only that you were "in compliance" therewith at June 30, 2012. In future filings as applicable, please revise to disclose the required minimum/maximum ratios or amounts for each of your financial covenants and the actual ratios or amounts achieved for each financial covenant as of the most recent balance sheet date. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

4. You also disclose, "Without the execution of the Eleventh Amendment for the applicable periods the Company would have been required to reclassify all of its long-term debt as a current liability at March 31, 2012. In addition, if the lender had demanded repayment and caused the debt to be considered a short-term obligation, the Company would have been unable to pay the obligation because the Company does not have existing facilities or sufficient cash on hand to satisfy these obligations." Please explain to us your basis for not reclassifying this long-term debt to a current liability at March 31, 2012. Refer to ASC 470-10-45-1 and 470-10-55-6. Regarding the latter ASC reference, explain your basis for your statement on page 24 that you believe you will remain in compliance with all of the revised covenants through at least June 30, 2013. We may have further comment.

5. Finally, you state that "Although there will be no testing of the ratio of earnings available to cover fixed charges and the interest coverage covenant testing for the fiscal quarters ended at June 30 and September 30, 2012, the Bank will require that the Company have EBIT (earnings before interest and taxes) greater than $1 for the fiscal quarter ended September 30, 2012." Please tell us and revise future filings accordingly to state the adverse consequences should your EBIT not be greater than $1 as of September 30, 2012. In this regard, we note you have reported apparent loss before interest and taxes for at least each of the two quarters ended June 30, 2012.

Note 2 – Significant Accounting Policies, page F-8

6. We note the Reclassification section herein, which mentions "costs incurred on uncompleted contracts, in excess of progress billings and accrued expenses on the consolidated balance sheet, provision for contract losses and costs incurred on

uncompleted contracts, in excess of progress billings on the consolidated statement of cash flows, and Notes 4 and 7 have been adjusted to conform to the current year presentation." Please tell us and revise future filings to clearly disclose how the prior year presentations have been conformed to the current year presentations. Also, tell us and revise future filings, for each project for which a material loss has been recorded: i) describe the nature of the project and the customer; ii) the date the project commenced and the estimated completion dates; iii) the total value of the project; iv) the profit/loss recorded to date; v) the estimated costs to completion; and vi) the material factors causing the loss and the factors constraining the Company's ability to manage these factors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief